UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Monster Worldwide, Inc.

(Name of Subject Company)

MediaNews Group, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

611742107

(CUSIP Number of Class of Securities)

Marshall W. Anstandig

MediaNews Group, Inc.

101 W. Colfax, Suite 1100

Denver, Colorado 80202

(303) 954-6360

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

Eleazer Klein, Esq. Marc Weingarten, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is Monster Worldwide, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 133 Boston Post Road, Building 15, Weston, Massachusetts 02493. The Company’s telephone number at this address is (978) 461-8000.

Securities

This Statement relates to the common stock, $0.001 par value per share (the “Shares”), of the Company. Based solely on information set forth in the Company’s Schedule 14D-9 filed on September 6, 2016, as of the close of business on September 1, 2016, there were (i) 89,071,629 Shares issued and outstanding (including restricted Shares); (ii) up to 25,110,292 Shares issuable pursuant to the Company’s outstanding 3.50% Convertible Senior Notes due 2019 (the “Notes”), to the extent the Notes may be converted into Shares in accordance with their terms; (iii) up to 60,816 Shares issuable upon the exercise of outstanding options; and (iv) up to 7,748,466 Shares issuable upon the vesting of outstanding restricted stock units and performance Shares (assuming “target” performance for each applicable performance measure).

Item 2.	Identity and Background of Filing Person.

Name and Address

MediaNews Group, Inc., a Delaware corporation (“MNG”), is the person filing this Statement. MNG’s business address is 101 W. Colfax, Suite 1100 Denver, Colorado, 80202 and its telephone number at this address is (303) 954-6360.

MNG offers offer multiplatform media publishing to the general public.

Tender Offer

This Statement relates to the tender offer (the “Tender Offer”) by Merlin Global Acquisition, Inc. (“Purchaser”), a direct wholly-owned subsidiary of Randstad North America, Inc. (“Randstad”), disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on September 6, 2016 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), for any and all of the outstanding Shares at a purchase price of $3.40 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 6, 2016, and the related Letter of Transmittal. According to the Schedule TO, the Tender Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 8, 2016 (as amended or modified from time to time, the “Merger Agreement”), among the Company, Randstad and Purchaser.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

None.

Item 4.	The Solicitation or Recommendation.

Recommendation

MNG recommends that stockholders of the Company (i) not tender their Shares in the Tender Offer and (ii) if, despite not tendering, the transaction set forth in the Merger Agreement is consummated, seek appraisal of their Shares of the Company pursuant to Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”).

Reasons

MNG encourages other stockholders not to tender their Shares in the Tender Offer because it believes the $3.40 per share sale price is inadequate and significantly undervalues the Company.

Reference is made to the press release attached hereto as Exhibit 1 and incorporated by reference herein and the Schedule 14D-9 filed by MNG on August 19, 2016.

Intent to Not Tender

MNG does not intend to tender any of their Shares in the Tender Offer and, if, despite not tendering, the transaction set forth in the Merger Agreement is consummated, MNG intends to seek appraisal of their Shares pursuant to Section 262 of the DGCL.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

MNG has not directly or indirectly employed, retained or compensated any person to make solicitations or recommendations on its behalf in connection with the Tender Offer.

Item 6.	Interest in Securities of the Subject Company.

The following table sets forth all transactions with respect to the Shares have been effected by MNG or, to the best of MNG’s knowledge, any of its directors, executive officers, subsidiaries, affiliates or associates. All such transactions were effected in the open market through a broker and all prices per share exclude commission. The price reported in the column Price per Share ($) is a weighted average price if a price range is indicated in the column Price Range ($). These Shares were purchased in multiple transactions at prices between the price ranges below. MNG will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

Trade Date	Shares Purchased	Price Per Share ($)	Price Range ($)
07/18/2016	158,954	2.69	2.71 – 2.59
07/19/2016	169,640	2.73	2.70 – 2.74
07/20/2016	190,000	2.69	2.63 – 2.71
07/21/2016	180,000	2.75	2.73 – 2.76
07/22/2016	110,000	2.75	2.68 – 2.79
07/25/2016	250,000	2.70	2.68 – 2.80
07/26/2016	250,000	2.73	2.69 – 2.81
07/27/2016	150,000	2.75	2.70 – 2.79
08/09/2016	5,900,000	3.43	3.39 – 3.51

Item 7.	Purposes of the Transaction and Plans or Proposals.

Not applicable.

Item 8.	Additional Information.

Not applicable.

Item 9.	Exhibits.

Exhibit No.	Description
1	Press Release, dated September 12, 2016

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDIANEWS GROUP, INC.

By:	/s/ Joseph Anto
Name: Joseph Anto
Title: Authorized Signatory

Date: September 12, 2016

EXHIBIT 1

MediaNews Group Reiterates Opposition to Monster Worldwide Sale to Randstad

Will Not Tender Its Shares and Urges Other MWW Shareholders to Follow Suit

Intends to Solicit Consents to Appoint Highly Experienced and Capable Directors to Replace Current Board and Execute on Plan to Maximize Value for All Shareholders

Rushed, Unorganized Sale Process Raises Serious Concerns

Company's Interactions With Keenly Interested Buyers Were Poorly Managed

False Sense of Urgency Led to Acceptance of Inferior Randstad Deal, Which Significantly Undervalues the Company

DENVER, CO September 12, 2016 -- MediaNews Group Inc. ("MNG"), the largest shareholder of Monster Worldwide, Inc. (NYSE: MWW) ("Monster" or the "Company"), with an ownership interest of 11.6% of Monster's outstanding shares, today announced it has delivered an open letter to Monster shareholders.

The full text of the letter follows:

September 12, 2016

Dear Fellow Shareholders:

Over the last week we've had the opportunity to review the public filings related to Randstad's tender offer for Monster Worldwide Inc. (NYSE: MWW) ("Monster" or the "Company") and also to listen to fellow Monster shareholders regarding their views. The filings and shareholders' sentiment make one thing abundantly clear: the proposed sale to Randstad at a fire sale price resulted from a rushed and flawed process and it significantly undervalues the Company. We continue to strongly believe that a more robust auction process and an evaluation of strategic and operational changes to the business would yield a much better result than the $3.40 price being offered by Randstad. We want to reiterate that we will not tender our shares in the current tender offer and we intend to exercise our appraisal rights to receive the actual value of our shares -- not the undervalued Randstad price -- in the event the current Randstad deal closes.

We are also moving forward with the process to solicit consents to replace Monster's board of directors with a new slate of directors and will be sharing more information about this with shareholders over the coming weeks. Our goal is to assemble a capable board that will represent the interests of all shareholders and focus on implementing the changes necessary to drive shareholder value.

Flawed Sale Process with Artificial Time Sensitivity

It is clear to us that the Randstad deal was entered into by the board out of desperation to avoid announcing yet another quarterly miss by the Company. This false sense of urgency explains why the Company executed an exclusivity agreement with Randstad on July 22nd at $4.00 per share, and on August 4th, only four days before the artificially imposed target signing date of the deal, accepted a drastic price reduction of 15% to $3.40 without any pushback or apparent consideration of terminating exclusivity and launching a formal sale process.

We disagree with the board's logic that "engaging in a formal sale process had significant risks that could be detrimental to stockholder value." If the process was set up correctly and managed properly, potential disruptions could have been minimized and the Company would have put itself in the best position to realize its full value, especially when there was interest from multiple potential buyers at prices significantly higher than what Randstad was offering.

Poorly Managed Interactions with Interested Buyers

The Company's Tender Offer Recommendation Statement described a potential buyer, Financial Acquirer B ("Acquirer B"), who on March 24th submitted an indication of interest at $4.30 -- and a subsequent increase to $4.45 on April 1st -- with no financing contingency. On April 24th, Acquirer B said they could not further increase their $4.45 indication absent additional information from the Company.

Despite Acquirer B's keen interest, the Company decided not to initiate a formal due diligence process with them (thereby stalling their indication of interest) citing concerns over Q1 earnings and their belief Acquirer B would participate in a formal sale process if one were initiated -- no such process was ever initiated. Approximately three months later on July 21st, Acquirer B requested a meeting with the Company to discuss its forecast for Q3 and Q4 given the Q2 results, which the Company had shared with Acquirer B the previous week. These requests were ignored and that same day -- despite these continuing expressions of interest from Acquirer B -- Monster's board agreed to exclusivity with Randstad, shutting Acquirer B out the process.

In another troubling failure to seriously engage with interested buyers, on July 8th, the Company indicated to Strategic Acquirer E ("Acquirer E") a required minimum price of $5.00 per share and no financing condition in order to consider a potential transaction (at this time, Randstad's bid was $3.50). On July 12th, Acquirer E outlined a proposal to acquire the Company for $5.00 per share, with no financing condition. On July 20th, the Company contacted E and gave less than a day's notice of a deadline of 10:30am on July 21st to submit a written offer. Acquirer E responded with a lower bid range of $4.15 - $4.20 (still higher than Randstad's $4.00 bid at the time and significantly higher than the final accepted $3.40 bid), but also indicated that as a result of the artificially accelerated deadline, and the fact they had not finalized financing or reviewed the offer with their board, they would not be able to submit a written offer. Monster indicated to Acquirer E that it "was under time pressure," but the Company fails to explain why it was under such pressure. Again, it seems clear that Monster's false sense of urgency, created by management's fear of missing quarterly earnings again, drove the irrational decision to put such a short deadline on a serious buyer, making it more difficult for that buyer to submit a more formal offer.

Poorly Managed Interactions with Interested Buyers

The Company's Tender Offer Recommendation Statement described a potential buyer, Financial Acquirer B ("Acquirer B"), who on March 24th submitted an indication of interest at $4.30 -- and a subsequent increase to $4.45 on April 1st -- with no financing contingency. On April 24th, Acquirer B said they could not further increase their $4.45 indication absent additional information from the Company.

Despite Acquirer B's keen interest, the Company decided not to initiate a formal due diligence process with them (thereby stalling their indication of interest) citing concerns over Q1 earnings and their belief Acquirer B would participate in a formal sale process if one were initiated -- no such process was ever initiated. Approximately three months later on July 21st, Acquirer B requested a meeting with the Company to discuss its forecast for Q3 and Q4 given the Q2 results, which the Company had shared with Acquirer B the previous week. These requests were ignored and that same day -- despite these continuing expressions of interest from Acquirer B -- Monster's board agreed to exclusivity with Randstad, shutting Acquirer B out the process.

In another troubling failure to seriously engage with interested buyers, on July 8th, the Company indicated to Strategic Acquirer E ("Acquirer E") a required minimum price of $5.00 per share and no financing condition in order to consider a potential transaction (at this time, Randstad's bid was $3.50). On July 12th, Acquirer E outlined a proposal to acquire the Company for $5.00 per share, with no financing condition. On July 20th, the Company contacted E and gave less than a day's notice of a deadline of 10:30am on July 21st to submit a written offer. Acquirer E responded with a lower bid range of $4.15 - $4.20 (still higher than Randstad's $4.00 bid at the time and significantly higher than the final accepted $3.40 bid), but also indicated that as a result of the artificially accelerated deadline, and the fact they had not finalized financing or reviewed the offer with their board, they would not be able to submit a written offer. Monster indicated to Acquirer E that it "was under time pressure," but the Company fails to explain why it was under such pressure. Again, it seems clear that Monster's false sense of urgency, created by management's fear of missing quarterly earnings again, drove the irrational decision to put such a short deadline on a serious buyer, making it more difficult for that buyer to submit a more formal offer.

Highly Suspect/Significant Shift in the Board’s Outlook

Beyond all these details, it still seems highly suspect to us that the Company was buying back stock in December 2015 at an average price of almost $6.00, and only months later was willing to engage in discussions to sell the business for less than $4.00. In fact, during the Q4 2015 earnings call on February 11th, 2016, Monster's CFO stated that "We are happy to report that we returned $8 million of capital to our shareholders via our share repurchase program, and we believe there is no better use of our capital than Monster stock, particularly at current valuations." The fact that the Company was having discussions to sell when it was trading at or around all-time lows, instead of devising a plan to fix the business, indicates this board and management team are ill-equipped to make the changes needed to create value at the Company.

Monster M&A Discussions Summary Timeline

Monster
10/27/15 MWW BoD authorizes share repurchase program of up to $75M
Shares repurchased & avg price - 4Q2015
Oct. 2015: 90k, $6.23
Nov. 2015: 400k, $6.27
Dec. 2015: 835k, $5.99
Total: 1.325M, $6.03
MWW Shares repurchased & avg price – 1Q2016
Total: 1.066M, $2.83
(shares repurchased Feb. 2016)
4/25/16 MWW formally engages Evercore to assess alternatives
MWW Shares repurchased & avg price – 2Q2016
No shares repurchased
7/21/16 MWW BoD approves giving Rand. exclusivity
8/08/16 MWW signs Merger Agreement w/ Rand.
Randstad
5/12/16 Rand: MWW CEO and COO meet w/ Rand.
6/15/16 Rand: express verbal interest to MWW CEO of transaction
7/5/16 Rand: submits IOI $3.50/share
7/14/16 Rand: submits revised IOI $3.70/share
7/20/16 Rand: submits revised IOI $4.00/share
8/04/16 Rand: notifies MWW of price reduction to $3.40/share
Financial C
4/5/16 Fin C: MWW CEO & COO meet w/ Fin C
4/22/16 Fin C: decides to pass
Strategic E
7/5/16 Strat E: MWW CEO meets w/ Strat E
7/12/16 Strat E: verbally offers $5.00/share
7/21/16 Strat E: prelim financing sources indicate bid of $4.15-4.20
Strategic A
Dec. 2015 Strat A: discussions begin
Jan. 2016 Strat A: decides to pass
Financial B
3/24/16 Fin B: submits IOI for $4.30/share
4/01/16 Fin B: increases offer to $4.45/share
4/24/16 Fin B: reaffirms interest at $4.45/share
7/13/16 Fin B: reaffirms interest at $4.45/share
7/21/16 Fin B: requests to meet w/ MWW to discuss forecast
Strategic D
4/13/16 Strat D: MWW CEO meets w/ Strat D
4/23/16 Strat D: decides to pass
Financial F
8/18/16 Fin F: submits unsolicited IOI for $3.60/share
8/29/16 Fin F: notifies MWW they are no longer interested
$8.00
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Oct-01-2015
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Jan-07-2016
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Aug-04-2016
Aug-18-2016
Sep-01-2016

A Better Path Forward for Shareholders

Despite the current state of Monster's business, we are confident there is a path forward for the Company that would create significantly more value for shareholders than selling to Randstad at $3.40 per share. As a result, we are assembling a slate of director candidates to replace the current board, which has proven time and again its inability to make the right strategic and operational decisions to create value for shareholders. We are confident that with the right leadership and oversight, Monster can stem the revenue declines it is experiencing and restructure its operations to significantly increase profitability.

Our goals are:

•	To assemble a slate of director candidates that represents the best interests of all shareholders and also have the experience and insight needed to make significant improvements to the business
•	To elect those candidates to the board of Monster and replace the current ineffective board
•	To implement the steps needed to turnaround the business and maximize shareholder value

We are currently in the process of selecting candidates for our slate and look forward to communicating further with shareholders over the coming weeks.

Sincerely,

MediaNews Group, Inc.

About MediaNews Group, Inc.

MediaNews Group, Inc. (d/b/a Digital First Media) is a leader in local, multiplatform news and information, distinguished by its original content and high quality, diversified portfolio of local media assets. Digital First Media is the second largest newspaper company in the United States by circulation, serving an audience of over 40 million readers on a monthly basis. The Company's portfolio of products includes 67 daily newspapers and 180 non-daily publications. Digital First Media has a leading local news audience share in each of its primary markets and its content monetization platforms serve clients on both a national and local scale.

Investor Contact:

Joe Anto

MediaNews Group

212-634-9642

Michael Fein & Jon Einsidler

Okapi Partners

212-297-0720

info@okapipartners.com

Media Contact:

Joe Checkler

Peppercomm

212-931-6144

MediaNews Group, Inc. (“MediaNews Group” or the “Participants”) may file with the Securities and Exchange Commission (the “SEC”) a definitive consent statement and accompanying form of consent card to be used in connection with the solicitation of consents from the stockholders of Monster Worldwide, Inc. (the “Company”). All stockholders of the Company are advised to read the definitive consent statement and other documents related to the solicitation of consents by the Participants if and when they become available, as they will contain important information, including additional information related to the Participants. Should the Participants engage in such a solicitation, the consent statement and an accompanying consent card will be furnished to some or all of the Company’s stockholders and will be, along with other relevant documents, available at no charge on the SEC website at http://www.sec.gov/.

Information about the Participants and a description of their direct or indirect interests by security holdings will be contained in an exhibit to a Schedule 14A to be filed by the Participants with the SEC on September 12, 2016. This document can be obtained free of charge from the source indicated above.